Exhibit 21
LIST OF SUBSIDIARIES
Name of 100% Owned Subsidiaries and Jurisdiction in Which Organized

1.	FEI Technologies Inc. (Oregon)
2.	FEI Electron Optics International B.V. (Netherlands)
3.	FEI Deutschland GmbH (Germany)
4.	FEI Company Japan Ltd. (Japan)
5.	FEI Trading (Shanghai) Co. Ltd. (China)
6.	FEI Czech Republic s.r.o. (Czech Republic)
7.	FEI Hong Kong Co. Ltd. (Hong Kong)
8.	FEI Company of U.S.A. (SE Asia) P.t.e. Ltd. (Singapore)
9.	FEI Italia S.r.l. (Italy)
10.	FEI Electron Optics B.V. (Netherlands)
11.	FEI France SAS (France)
12.	FEI Europe B.V. (Netherlands)
13.	FEI UK Ltd. (United Kingdom)
14.	TILL Photonics GmbH (Germany)
15.	ASPEX Corporation (Pennsylvania) (1)
(1) Acquired January 9, 2012
Name of Subsidiaries less than 100% Owned

1.	FEI Systems (Thailand) Company, Limited (Thailand)
2.	FEI Global Holdings C.V. (Netherlands)
3.	FEI Technology de Mexico S.A. de C.V. (Mexico) (formerly known as Charged Particle Beam Technology Latin America S.A. de C.V.)